May 8, 2009

Mr. Francis P. Jenkins, Jr.
Chairman of the Board
Shermen WSC Acquisition Corp.
c/o The Shermen Group
1251 Avenue of the Americas, Suite 900
New York, New York 10020

   RE: **Shermen WSC Acquisition Corp.**
         Revised Preliminary Proxy Material
         Filed May 4, 2009
         File No. 0-52642

Dear Mr. Jenkins:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise further comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Activities to Increase the Likelihood of Approval of the Business Combination, page 21

1. Please revise to disclose the approximate number of ED&F Man employees participating and eligible to participate in the exchange, the identities of any Shermen WSC employees or other persons eligible to participate in the exchange, the percentage of Shermen's shares that could be acquired, and what anticipated effect, in quantified terms, these purchases will have on the vote required for approval. With respect to the anticipated effect, we note the subheading to this section regarding "[a]ctivities to increase the likelihood of approval of the business combination."

2. Please revise to address specifically how the ED&F Man 2009 Employee Trust has accomplished the "open market" transactions, including the timing and prices of purchases. Also, disclose the identity of the sponsor of the ED&F Man 2009 Employee Trust and how, if at all, it is related to Shermen WSC or its board of directors or management. We may have further comment.

3. We note the employee trust is providing individuals "an opportunity to acquire shares of Shermen," the elections to participate in the exchange "amount to approximately $22.2 million," and the employees may also elect to participate for the remaining amount of the IPO shares acquired by the employee trust. It appears that there is an investment decision by individuals to ultimately acquire Shermen WSC shares, and that the trust sponsor is making a distribution to anyone who elects to participate. Please advise us of the exemption from registration that is claimed for the offer to participate and subsequent distribution. We may have further comment.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact William Kearns, accountant, at (202) 551-3727 or Angela Halac, accounting reviewer, at (202) 551-3398 regarding any accounting or financial statement issues. Please call Janice McGuirk at (202) 551-3395 or Jim Lopez, reviewer, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc via fax to: Craig L. Godshall, Esq.
(215) 655-2491